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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.  3)*

PepsiAmericas, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

71343P200

(CUSIP Number)

Michael J. Reinarts
Vice President
Pohlad Companies
Suite 3900
60 South Sixth Street
Minneapolis, MN 55402
612 661-3700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71343P200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dakota Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pohlad Companies

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 102

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 102

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1.0%

14.	Type of Reporting Person (See Instructions) CO

Preliminary Statement

Dakota Holdings, LLC, a Delaware limited liability company (the “LLC”), and Pohlad Companies, a Minnesota corporation (“Pohlad”) (the “Reporting Persons”), hereby amend their statement on Schedule 13D, originally filed on December 11, 2000, as amended on January 2, 2001, and December 3, 2002 (the “Schedule 13D”), with respect to their beneficial ownership of shares of common stock, par value $0.01 per share, and associated preferred purchase rights (collectively, the “Shares”), of PepsiAmericas, Inc. (the “Company” or “PepsiAmericas”), which class of securities is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

This amendment is filed solely to reflect the conversion of the LLC (a Delaware company) into a Minnesota company, which was accomplished by the merger of the LLC with and into Dakota Holdings, LLC, a Minnesota limited liability company (“Dakota Minnesota”), pursuant to the Agreement and Plan of Merger by and between the LLC and Dakota Minnesota dated June 27, 2003 (the “Merger”).  Dakota Minnesota is a newly formed limited liability company and has the same beneficial owners as the LLC.  Dakota Minnesota has no other assets and was formed for the purpose of changing the state of organization of the LLC from Delaware to Minnesota.  Pursuant to the Merger, the Shares held by the LLC will be transferred to Dakota Minnesota.  Dakota Minnesota will be filing a Schedule 13D to reflect the continuing ownership of such Shares.

The Reporting Persons hereby restate Items 1, 2, 5 and 7 of the Schedule 13D, as follows:
Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share, and associated preferred share purchase rights, of PepsiAmericas, which class of securities is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.  The Company's address is  Suite 4000, 60 South Sixth Street, Minneapolis, MN 55402.

Item 2.	Identity and Background

(a), (b) and (c)       This statement is filed on behalf of the LLC and Pohlad. The LLC's members are Pohlad, Beverage Investment, LLC, a Minnesota limited liability company, a company under common control with Pohlad (“Beverage Investment”), and Midwest Beverage Holdings, LLC, a Minnesota limited liability company, which is also a company under common control with Pohlad (“Midwest”). Robert C. Pohlad, the Chairman and Chief Executive Officer of PepsiAmericas, is the President of Pohlad and the owner of one-third of the stock of Pohlad.

The LLC and Pohlad are principally engaged as investment holding companies. The LLC's principal business address is Suite 3900, 60 South Sixth Street,  Minneapolis, Minnesota 55402.  Pohlad's principal business address is Suite 3900, 60 South Sixth Street, Minneapolis, Minnesota 55402.

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each executive officer and director of Pohlad are set forth on Appendix I attached hereto and incorporated herein by reference.

(d) During the last five years, none of the persons set forth in Appendix I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the persons set forth in Appendix I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each person set forth in Appendix I is a citizen of the United States.

Item 5.	Interest in Securities of the Issuer
(a) The responses of each Reporting Person to Items (11) and (13) on the cover pages of this Schedule 13D are incorporated herein by reference.

(b)           The responses of each Reporting Person to Items (7) through (10) on the cover pages of this Schedule 13D are incorporated herein by reference.  By virtue of its interest in the LLC, Pohlad may be deemed to beneficially own the shares held by the LLC.

(c) None.
(d) None.
(e) Each Reporting Person ceased to be the beneficial owner of more than five percent of the common stock on June 27, 2003.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Amended and Restated Limited Liability Company Agreement of Dakota Holdings, LLC, dated November 30, 2000.*
Exhibit B Shareholder Agreement between PepsiAmericas, Inc., Pohlad Companies, Dakota Holdings, LLC and Robert C. Pohlad, dated November 30, 2000.*
Exhibit C First Amendment to Amended and Restated Limited Liability Company Agreement of Dakota Holdings, LLC, dated December 27, 2000.*
Exhibit D Second Amendment to Amended and Restated Limited Liability Company Agreement of Dakota Holdings, LLC, dated December 29, 2000.*
Exhibit E Agreement to File Joint Statement on Schedule 13D, dated June 27, 2003.
* Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dakota Holdings, LLC

By: Pohlad Companies

Date: June 27, 2003	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Pohlad Companies

Date: June 27, 2003	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

EXHIBIT E

AGREEMENT TO FILE
JOINT STATEMENT ON SCHEDULE 13D

The undersigned hereby agree to file a joint statement on Schedule 13D on behalf of each of the undersigned pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dakota Holdings, LLC

By: Pohlad Companies

Date: June 27, 2003	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Pohlad Companies

Date: June 27, 2003	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

APPENDIX I

POHLAD COMPANIES

The principal business address of each director and executive officer set forth below is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402. The principal occupation of each director and executive officer is set forth below.

DIRECTORS

Name	Principal Occupation

Robert C. Pohlad	President of Pohlad Companies and Chairman and Chief Executive Officer of PepsiAmericas, Inc.

James O. Pohlad	Executive Vice President of Pohlad Companies

William M. Pohlad	Executive Vice President of Pohlad Companies

EXECUTIVE OFFICERS

Name	Principal Occupation

Robert C. Pohlad	President of Pohlad Companies and Chairman and Chief Executive Officer of PepsiAmericas, Inc.

James O. Pohlad	Executive Vice President of Pohlad Companies

William M. Pohlad	Executive Vice President of Pohlad Companies

Raymond W. Zehr, Jr.	Executive Vice President and Treasurer of Pohlad Companies

Carl R. Pohlad	Vice President of Pohlad Companies

Michael J. Reinarts	Vice President and Secretary of Pohlad Companies